[NOVA Chemicals Letterhead]

July 19, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, DC  20549

Re:                               NOVA Chemicals Corporation

Form 40-F for the Fiscal Year Ended December 31, 2005 (File No. 1-13064)

Dear Ms. Shah:

Reference is made to your letter, dated June 20, 2006 (the “Comment Letter”), setting forth the comments of the Staff of the Division of Corporate Finance (the “Staff”) on the annual report on Form 40-F of NOVA Chemicals Corporation (the “Company” or “NOVA Chemicals”), filed with the United States Securities and Exchange Commission on March 1, 2006.  The Company hereby submits its responses to the Staff’s comments.  Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, NOVA Chemicals requests that all supplemental materials provided to the Staff are returned to NOVA Chemicals upon completion of the Staff’s review.

The headings and numbered paragraphs in this response letter correspond to the original headings and numbered paragraphs in the Comment Letter.  For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.

Form 40-F for the Fiscal Year Ended December 31, 2005

Note 14 – Restructuring Charges, page 25

1.              In future filings, please enhance your disclosure to provide the following information:

•      the expected completion date of each restructuring event.

•                  for each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date.

•                  the reasonably likely material effects of your restructuring plans on your financial position, future operating results and liquidity, as well as when you expect those effects to be realized.

Response:

In the Company’s future filings, the Company will enhance its disclosure to provide the information requested by Staff.

Note 21 – Segmented Information, page 31

2.                                      We note that you present ethylene, ethylene co-products and polyethylene resins under your olefins/polyolefins segment and styrene monomer, polystyrene and expandable polystyrene under your styrenics segment.  We further note that you have developed a portfolio of differentiated performance products under each of these segments, whose performance appears to differ from that of your standard products.  Given the above, it is unclear why you have only presented two reportable segments.  Accordingly, please provide us with the internal financial reports reviewed by the chief operating decision maker as of December 31, 2005 and March 31, 2006.  If you aggregate your operating segments, please explain to us, in detail, the basis for the aggregation of your operating segments into two reportable product segments.  In this regard, please tell us, for each bullet point below, how you determined that:

•                  all of your olefins/polyolefins and styrenics products are economically similar.  For example, you state on page 14 of Exhibit 99.3 to your 2005 Form 40-F that certain of your performance products earn a significant margin above standard polymers because of their unique attributes and value in use.  In addition, you state on page 13 of the same Exhibit that your polyethylene performance products are becoming a more significant portion of sales and should provide for greater earnings stability over the long-term cycle, whereas your standard products contribute volatility to your earnings.  Please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your product operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

•                  all of your operating segments have similar products.

•                  the production processes for all of your product-related operating segments are similar.

•                  the customers for all of your product-related operating segments are similar.

•                  the distribution methods of all of your product-related operating segments are similar.

Response:

Using the management approach as described in FAS 131, NOVA Chemicals has determined that it has two operating segments or divisions – Olefins / Polyolefins and Styrenics.  This determination is based upon the way the Company is organized for making operating decisions and assessing performance.  This segmentation is aligned with the nature of the business activities, management structure, and information provided to the Company’s Board of Directors.

Operating Decisions

Both operating segments have separate and distinct leadership teams.  These leadership teams have a President and functional leaders for such areas as manufacturing, sales, feedstock, finance, human resources, legal, research and development.  These teams are responsible for planning for and operating their segment.  They make the major decisions for their segment within the authority limits delegated to them by the Chief Executive Officer of NOVA Chemicals (“CEO”).

The CEO is the chief operating decision maker at NOVA Chemicals.  He makes decisions about resources to be allocated to the divisions.  At NOVA Chemicals, the two major resource allocation decisions relate to spending on capital additions and fixed costs.  For both of these areas, the divisional leadership teams prepare proposals, which are presented to the CEO.  The CEO decides how many resources should be allocated to each division.  The division leadership team then decides how to allocate resources within the division.  Annual budgets are prepared by each division for approval by the CEO.

Performance Assessment

The CEO approves performance metrics for each of the divisions and regularly reviews performance against targets.  These targets are division-wide targets and are not product specific.  The CEO does not approve or regularly review performance metrics for units below the division level unless they are of key strategic significance.  Targets have been set for the Company’s Advanced SCLAIRTECHTM Technology (“AST”) plant, which produces the Company’s polyethylene performance products, and Styrenics performance products for this reason.

Nature of the Business Activities

The Company has been organized into two divisions primarily based on the fact there are two distinct process chains and chemistries involved in the production of its products.

Olefins / Polyolefins

The Olefins / Polyolefins chain involves converting natural gas and crude oil feedstocks into ethylene and various by-products.  The ethylene is used as a feedstock in the production of polyethylene.  Polyethylene is a commodity plastic that NOVA Chemicals sells in bulk to customers that use the resins to produce a wide variety of plastic products.  The Company’s Olefins / Polyolefins plastic resin products have different grades.  Generally, these grades are classified by the density of their molecular structure.  NOVA Chemicals produces high-density, low-density, and linear-low density products.

Styrenics

The Styrenics chain involves converting ethylene and benzene into styrene.  The styrene is then converted into polystyrene, another commodity plastic.  Polystyrene products are classified into two main groups:  solid polystyrene and expandable polystyrene.

Within each of the two divisions there is an interdependency of manufacturing plants and a need to coordinate supply and demand planning, manufacturing, logistics, and other activities.  Each division operates as an integrated business unit that is separate from the other division.  The Styrenics division does purchase a portion of its ethylene and benzene requirements from the Olefins / Polyolefins division.  This is because in order for the Olefins / Polyolefins division to achieve world scale economies of scale in the production of ethylene, it produces more ethylene than it can use for the production of polyethylene.

NOVA Chemicals views these two production chains as separate integrated businesses.  Strategic decisions are primarily driven by chain economics.  Both the Olefins / Polyolefins and Styrenics businesses are cyclical in nature.  These cycles can be influenced by common factors, such as fluctuations in overall economic activity and demand and at times will move in the same general direction.  There are, however, a number of specific factors that impact the two cycles differently.  These factors relate to differences in supply and demand for specific products.

In the Olefins / Polyolefins division, ethylene and polyethylene margins are closely tied together.  In this chain, the limiting factor on the supply side is polyethylene capacity as there is more ethylene capacity than polyethylene capacity.  NOVA Chemicals believes that sustained industry operating rates in excess of 90% for polyethylene will result in increased margins for ethylene and polyethylene products.  Currently, polyethylene operating rates are high and ethylene and polyethylene margins are good.

Likewise, in the Styrenics division, styrene and polystyrene margins are also closely tied together.  In this chain, the determining factor is the operating rate of styrene plants.  There is more production capacity for polystyrene than styrene so the limiting factor on the supply side is the availability of styrene.  NOVA Chemicals believes that sustained industry operating rates in excess of 92% for styrene will result in increased margins for styrene and polystyrene products.  Currently, there is excess industry styrene capacity and margins in styrene and polystyrene are poor.

Management Structure

Both divisions have a segment manager.  This manager is the division President.  He is directly accountable to and maintains regular contract with the CEO to discuss operating activities, financial results, forecasts, and plans for the division.  Other managers that report directly to the CEO represent certain corporate functions and include finance, legal, information technology, human resources, public affairs, and investor relations.  Certain leaders in the finance, legal, and human resource areas report to both the functional leader that reports to the CEO and to the division President.

All other leaders in the divisions are directly accountable to and maintain regular contact with the division President.

Information Provided to Board of Directors

Financial information that is provided to the Board of Directors is segmented by division.  No further segmentation is provided on a regular basis.  The level of detail that is provided to the Board of Directors is consistent with the level of detail provided in NOVA Chemicals’ external disclosures.

Aggregation of Operating Segments

Because NOVA Chemicals has concluded that it has only two operating segments and is disclosing publicly segmented information on that basis, it has not aggregated any operating segments in arriving at its reportable segments.

The Staff has requested certain internal financial reports reviewed by the Company’s chief operating decision maker.  Copies of these confidential reports are being provided with this letter on a supplemental basis.  Please note that certain information in these reports is provided in more detail than simply by division.

The detailed breakdown is provided in these division reports to assist the segment manager and other division management in running that segment’s business.  Generally, the Olefins / Polyolefins division is classified by manufacturing plant, and the Styrenics division is classified by geography and product.

This additional breakdown is not indicative of additional operating segments because none of the areas or group of areas within the division have a segment manager who is directly accountable to and maintains regular contact with the CEO to discuss operating activities, financial results, forecast or plans for this area.  Any managers that are responsible for these areas are directly accountable and maintain regular contact with the division President.  The CEO does not regularly review this breakdown in order to make decisions about resources to be allocated and assess performance.

Performance Products

The one exception to the information presented above is with respect to performance products.  NOVA Chemicals has identified a number of products that it believes has superior properties that make them more desirable to its customers.  The CEO does regularly review the performance of NOVA Chemicals’ performance products and has set divisional targets for the Company’s AST Polyethylene plant and Styrenics performance products as this is a strategic focus for the Company.  Even if AST performance products and Styrenics performance products could be considered separate operating segments, NOVA Chemicals would not consider them to be separate reportable segments.  With respect to AST performance products, NOVA Chemicals would aggregate these products with other olefins / polyolefins products on the basis that the products’ economic characteristics, nature, production process, customers, and distribution methods are similar to other olefins / polyolefins products.  With respect to Styrenics performance products, the segment would not meet the quantitative thresholds for separate disclosure.

AST

To date, the polyethylene performance products manufactured at the Company’s AST plant have not performed significantly different, from an economic point of view, from other polyethylene products.  As the AST plant is a relatively new plant, it is taking the Company time to fine tune its processes and products and market these products successfully so that the Company can consistently sell these products at higher margins than its other polyethylene products.  It is the Company’s expectation that it will be able to do this in the future.  The AST plant produces linear-low density and high-density polyethylene, the same type of products that are produced at NOVA Chemicals’ other polyethylene plants.  A portion of the products produced at the AST plant has been categorized as performance products.  These products perform better for the Company’s customers, but they are still considered commodity grade polyethylene, consistent with all of NOVA Chemicals’ polyethylene products.  As both performance products and other polyethylene products are produced at the same plant, they share common production processes and distribution methods.  In addition, NOVA Chemicals’ performance polyethylene products and its other polyethylene products are used in similar applications by the same or similar customers.  In fact, in some cases NOVA Chemicals’ performance products and other polyethylene products are substituted for each other by the Company’s customers.

Styrenics Performance Products

Several of NOVA Chemicals’ Styrenics performance products have been in the market for several years and do command higher margins.  The Company’s production capacity for these products is growing, and the Company continues to develop new Styrenics performance products.  Currently, the volume of these Styrenics performance products sold by the Company is relatively small compared to the volume of total Styrenics products sold by the Company.  These Styrenics performance products do not meet the 10% threshold test for revenue, profit, or assets to warrant classification as a separate segment.

Attached Analysis

As previously indicated, the Company does not aggregate its operating segments.  The enclosed historical analysis of the years 2003 to 2005 provides a breakdown of the Company’s financial information that is consistent with the breakdowns provided in the monthly management reports discussed above.  This analysis demonstrates the similarity of economic performance within the Company’s Olefins / Polyolefins segment and within the Company’s Styrenics segment.   In addition, the historical analysis demonstrates that the economic performance of polyethylene performance products manufactured at the Company’s AST plant are not currently significantly different from the Company’s other Olefins / Polyolefins products but the economic performance of the Company’s Styrenics performance products is significantly different from the Company’s other Styrenics products.

NOVA Chemicals is not asserting that all products in each of its divisions are similar in properties, production processes, customers, or distribution method.  There clearly are differences.  For example, styrene is a liquid, ethylene is a gas at ambient temperatures and polyethylene and polystyrene are solids; consequently, they require different production processes and distribution methods.  The Company has concluded that these factors are only relevant if it aggregates operating segments.  Because NOVA Chemicals determined, through the management approach, that it has only two separate operating segments and did not aggregate any operating segments as part of those two segments, it has not considered these factors.

Reorganization in June 2006

On June 26, 2006, the Company announced that it plans to restructure in order to align resources and reduce costs.  As part of this restructuring, the Company is reorganizing into three operating divisions and will begin reporting segmented results in three segments beginning with the second quarter 2006 report to shareholders.  The Company has determined that its solid polystyrene products, together with the related styrene production, are not considered a part of its core businesses.  Accordingly, a separate business unit known as Styrenix has been created to contain the Company’s North American solid polystyrene operations, related styrene monomer assets, and its interest in its polystyrene joint venture in Europe.  Expandable polystyrene and styrenics performance products (“EPS / SPP”), together with the related styrene to produce these products, are included in another division.  The Olefins / Polyolefins business segment will remain as it was before the reorganization.  Separate management teams and reporting are being developed now so that each division can be managed separately.  The EPS / SPP and Olefins / Polyolefins divisions will continue to be developed and targeted for growth.  The Styrenix division will face significant cost reductions and will not be targeted for growth.

In addition to this, the Company’s corporate departments have been targeted to reduce costs significantly.  As part of the finance department’s cost reduction efforts, the amount of information provided in the monthly managements reports, similar to the enclosed reports, is under review.  It is possible that reporting will be streamlined and the level of detailed information provided to the CEO will be significantly redesigned and reduced in the near future.

In addition to the above responses, the Company acknowledges that:

•                  The Company in responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (412) 490-4970 or Pat Jewison, Vice President, Tax and Controller at (412) 490-4287, should you have any questions with respect to the foregoing or the enclosed supplemental information.

Sincerely yours,

/s/ Lawrence A. MacDonald

Lawrence A. MacDonald
Senior Vice President & Chief Financial Officer

cc:	Tracey McKoy
U.S. Securities and Exchange Commission